Exhibit 99.1

FORBES MEDI-TECH INC.

REPORT OF VOTING RESULTS

Forbes Medi-Tech Inc. (the “Company”) reports that at its reconvened Annual General and Special Meeting held on August 24, 2010 (the “Meeting”), the following resolutions were voted on by ballot with the following outcome. Also shown are the proxy votes on each matter, as a percentage of all proxy votes cast on such matter.

Resolution	Outcome and Proxy report
Special resolution to approve the sale of all or substantially all of the assets of the Company.	Outcome:	Approved

	Proxies:	For: 84.4%
Withheld: 15.6%
Special resolution to approve the liquidation of the Company.	Outcome:	Approved

	Proxies:	For: 86.9%
Withheld: 13.1%
Ordinary resolution to approve the appointment of Abakhan & Associates Inc. as liquidator of the Company.	Outcome:	Approved

	Proxies:	For: 80.4%
Withheld: 19.6%
Special resolution to approve the change of the Company’s name from Forbes Medi-Tech Inc. to FMI Holdings Ltd.	Outcome:	Approved

	Proxies:	For: 84%
Withheld: 16%